                                SUB-ITEM 77(H)
                       CHANGES IN CONTROL OF REGISTRANT

In the month of January, 2014, the percentage of shares of Chou Income Fund's outstanding shares registered to Chou Associates Management, Inc. fell to  0.0 % of the Fund's total outstanding shares and thus no longer controlled the Fund as of that date.